Exhibit #3.i.3

Articles of Amendment of

Articles of Incorporation of

Camden National Corporation

Camden National Corporation, a corporation organized and existing under the laws of the State of Maine (the “Corporation”), hereby certifies that its Articles of Incorporation are hereby amended as follows:

1. Article Eighth of the Articles of Incorporation shall be replaced in its entirety by the following:

EIGHTH: Other provisions of these articles, if any, including provisions for the regulation of the internal affairs of the corporation, are set out in Exhibit A attached hereto and made a part hereof.

2. Exhibit A of Articles of Incorporation shall read as follows:

In an uncontested election of directors of the corporation, the directors shall be elected by a majority vote of the stockholders of the corporation in the manner provided for in the By-laws of the corporation.

3. The total number of outstanding shares of common stock is 6,621,076. The total number of votes entitled to be cast on the amendment by the holders of common stock as of the record date for the meeting is 6,623,976. The total number of votes of the holders of common stock represented in person or by proxy at the meeting is 5,195,827. The following is the result of the casting of votes on the proposal to approve the amendment to the Articles of Incorporation:

For	Against	Abstain
5,141,229	46,744	7,854

The total number of votes cast FOR the amendment by the holders of common stock was sufficient for approval.

The Corporation has caused these Articles of Incorporation to be signed by Susan M. Westfall, its Senior Vice President, Corporate Controller and Clerk, this 1st day of May 2007.

By:	/s/ Susan M. Westfall
Name:	Susan M. Westfall
Title:	SVP Corporate Controller & Clerk